Chunghwa Telecom

March 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2014

1)               Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Feb	Net sales	18,293,256	19,250,625	(-)957,369	(-)4.97%

Jan-Feb	Net sales	37,607,421	39,125,233	(-)1,517,812	(-)3.88%

b                  Trading purpose : None